February 10, 2006

Via EDGAR

Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Lincoln Bancorp (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
File No. 000-25219

Dear Mr. Wilson:

This letter is in response to the Staff’s additional comments in the letter dated January 13, 2006 regarding the above-referenced filings, which was received by the Company on January 30, 2006. The Staff’s comments are reproduced below and followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures, page 36

Comment:

1. We note your proposed amended disclosure to the Form 10-K for the Year Ended December 31, 2004 in Exhibit A to your response whereby you have concluded your disclosure controls and procedures are “ineffective in ensuring that information required to be disclosed by the Holding Company in reports in files or submits under the Exchange Act is recorded, processed summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms”. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also not effectively designed to ensure that information required to be disclosed is accumulated and communicated to your management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(b)(2)(e). In addition provide similar revisions to your proposed disclosure to the Form 10-Q for Quarters Ended June 30, 2005 and March 31, 2005 noted in Exhibit B and C and September 30, 2005 as appropriate.

Craig Wilson
February 10, 2006

Response:

We have amended the proposed disclosures to be included in amendments to the Form 10-K and Forms 10-Q to include the language in the second sentence of Rule 13a-15(e). The amended language is included in Exhibits A, B, C and D (Exhibit D has been added to this letter to include the changes to be made to Item 4 in the amended Form 10-Q for the fiscal quarter ended September 30, 2005).

Comment:

2. Your proposed disclosure in Exhibit A states that your “disclosure controls and were ineffective”. We note that your proposed disclosure states that you performed your evaluation as of the end of the fourth quarter of the 2004 fiscal year. Revise to disclose the date that your disclosure controls and procedures were ineffective.

Response:

We have revised the proposed disclosure in Exhibit A to disclose the date on which the disclosure controls and procedures were ineffective and have made additional revisions to clarify the disclosures.

Comment:

3. Your proposed disclosure states that you believe that your disclosure controls and procedures are effective as of the filing of the Form 10-K. Revise to include the date that your disclosure controls and procedures are effective since you plan to file an amended Form 10-K.

Response:

We have revised the proposed disclosure to include the date on which the disclosure controls and procedures were effective.

Comment:

4. We note your disclosure that, “other than the matters disclosed in the preceding paragraph, there have been no changes in the Holding Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.” Revise to state clearly that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:

We have revised the disclosure to state clearly that changes were made in internal control over financial reporting during the quarter that materially affected, or, are reasonably likely to materially affect, our internal control over financial reporting.

Craig Wilson
February 10, 2006

Exhibit 13: 2004 Annual Report

Note 4: Investment Securities, pages 30-31

Comment:

5. We note your response to prior comment number 6 which provides your consideration of paragraph 16 of SFAS 115, EITF 03-1 and SAB No. 59 in determining whether the unrealized losses in your investment in common stocks were other-than-temporary. Please address the following additional comments with respect to your determination.

•
We note that you have supported your position that your unrealized losses in your securities were temporary, in part, as you had the intent and ability to hold the common stock. Clarify how you had the intent and ability to hold the common stocks at December 31, 2004 and March 31, 2005 considering you sold certain securities in the second quarter 2005 based on your need for liquidity to reduce debt levels. In this respect, tell us how you considered paragraphs 10 through 18 of EITF 03-1 when determining that your unrealized losses were temporary as of December 31, 2004 and March 31, 2005.

•
We further note your evaluation of other-than-temporary impairment on securities that had been in a continuous loss position for twelve months of more as of June 30, 2005. Your conclusion is partially based on the fact that the unrealized loss was not considered “significantly severe for further consideration, in that it was less than 5 percent of the carrying value of the security.” Therefore, it appears that you based your conclusion, in part, on the materiality of the unrealized loss. If this is correct, tell us how you considered the impact that the unrealized loss would have on net income if realized.

•
Tell us how you considered the length of time and extent to which the market value has been less than cost when determining that your unrealized losses were temporary as of December 31, 2003 and 2004, March 31, 2005 and June 30, 2005. We refer you to section (a) of the Interpretive Response of SAB No. 59. Also, for each of your securities (including those sold at a loss in the second quarter 2005), tell us how long they had been in a loss position at December 31, 2004.

•	Clarify whether you have determined that any of your unrealized continuous losses on your common stock investments were other-than-temporary during the aforementioned reporting periods.

Response:

None of the subject securities are equity securities. The securities you have referenced are all debt securities that do not fall within the coverage of paragraphs 10 through 15 of EITF 03-1 (which was subsequently nullified by FSP FAS 115-1). During

Craig Wilson
February 10, 2006

the year ended December 31, 2004 and the quarter ended March 31, 2005, we did not sell any securities. As such we do not show a pattern of regular sales to liquidate securities. The sale that occurred during the second quarter of 2005 was intended as merely a restructuring of the balance sheet to reduce some of the higher cost borrowings in an effort to improve the net interest income of the Company. We had several options available that would have provided cash to retire the debt, including sale and participation of loans, other Federal Home Loan Bank debt at lower rates, federal funds purchased, repurchase agreements and deposit gathering. Additionally, the Company had the ability to hold the securities until maturity and there was no indication that full value would not be received on any of the securities as discussed in paragraph 16 and 17 of EITF 03-1 (which was subsequently nullified by FSP FAS 115-1). We continue to monitor the impaired securities for evidence of other-than-temporary impairment.

As you noted in your reply, our initial response included a reference to the unrealized loss being less than 5% of the carrying value of the security and as such was not considered significantly severe for further consideration. We are clarifying that this statement was in no way intended to convey that we had concluded that an other-than-temporary impairment position existed with any of the securities. Our statement was meant to convey that use of a 5% loss factor was just one of the factors considered under the guidelines of paragraph 16 of EITF 03-1 “…the investor should consider all information available, including evidence….” This was a “first step” in our determination of the severity of the impairment. Our approach considered the severity and the impact any other-than-temporary impairment would have on the Company’s financial condition and results of operations. In summary, the materiality assessment was used to determine the depth of investigation we would undertake under paragraph 16 of EITF 03-1. Our determination of materiality considers many factors, including those outlined in SAB 99. One of those factors is consideration of the impact of a misstatement on net income and the trend in net income.

In applying section (a) of the Interpretive Response of SAB No. 59 it was determined that the impairments were not other-than-temporary because the fluctuation in values was primarily the result of changes in interest rates. Since these are not equity securities and we should recover all our cost in the debt securities we own, the length of time each security was at a market loss was just one factor in the determination of other-than-temporary impairment. The securities disclosed as being in a loss position at June 30, 2005 and the securities sold in June, 2005 are shown below with the last date each was not in a loss position as of December 31, 2004.

Craig Wilson
February 10, 2006

Description	Principal Amount	Date of Last Gain Position
Sold (June, 2005):
FHLMC (Agency Bond)	3,000,000	Jun-03
FHLMC (Agency Bond)	1,500,000	Mar-04
Fed Farm Credit (Agency Bond)	1,000,000	Jun-03
FHLB (Agency Bond)	2,000,000	Jul-03
FHLB (Agency Bond)	1,000,000	Mar-04
FHLB (Agency Bond)	1,400,000	Mar-04
FHLB (Agency Bond)	1,900,000	Nov-04
Fed Natl Mtg (Agency Bond)	4,500,000	Mar-04
US Treasury Note	4,000,000	Oct-03
FHLMC Gold (Mortgage Back Security)	1,548,229	Mar-03
FHLMC Gold (Mortgage Back Security)	442,351	Mar-03
FHLMC Gold (Mortgage Back Security)	651,122	Dec-03
FNMA ARMS (Mortgage Back Security)	1,246,701	Mar-04
FNMA ARMS (Mortgage Back Security)	1,401,106	Mar-04
GMAC (Corporate Bond)	459,735	Aug-04
FHLB Step (Agency Bond)	2,994,600	Bought in 2005
FNMA ARMS (Adjustable Rate Mtg Sec)	4,942,142	Bought in 2005
FNMA ARMS (Adjustable Rate Mtg Sec)	2,890,911	Bought in 2005
Total	36,876,897

Still Own:
WAMU (Adjustable Rate Corporate Note)	2,000,000	Oct-04
Bank Boston (Adj Rate Trust Pref Sec)	4,000,000	Jun-98
Chase Cap (Adj Rate Trust Pref Sec)	3,000,000	Aug-98
Countrywide (Corporate Note)	1,000,000	May-03
Huntington (Adj Rate Trust Pref Sec)	3,000,000	Jun-98
KeyCorp (Adj Rate Trust Pref Sec)	1,000,000	Jun-98
Brown Co Schools (Municipal)	110,000	Aug-04
Clark-Pleasant (Municipal)	265,000	Aug-04
Nineveh-Hensley-Jackson (Municipal)	205,000	Aug-04
Highland Village (Municipal)	350,000	Aug-04
Total	14,930,000

We have no unrealized continuous losses on our equity securities. All securities held in a loss position are debt securities that are not other-than-temporarily impaired.

Craig Wilson
February 10, 2006

Note 7: Investment in Limited Partnership, page 32

Comment:

6. Your response to prior comment number 7 indicates that due to the terms of the arrangement you are considered to be related parties pursuant to FIN 46(R)’s de facto agent provisions of paragraph 16. Therefore you have assessed whether you are the primary beneficiary in accordance with paragraph 17 of FIN 46(R). Please address the following with respect to your analysis.

•
We note that your exposure to LP’s expected losses is limited to the amounts invested by you. Expand your analysis to clarify the amount that you have invested in the LP. Further, provide an analysis that compares your exposure to expected losses to that of the general partner.

•
We note that that the general partner is responsible for funding deficits during the first three years of the partnership. Clarify who is responsible for funding deficits after the third year of the partnership.

•	Tell us your consideration for paragraph 17 a and d of SFAS 46(R) when concluding that the general partner is the primary beneficiary.

Response:

As noted in Form 10-K for the period ended December 31, 2004, the Company has invested approximately $4.9 million in Bloomington Housing Associates, L.P. We have a 99% limited partner interest in the project with the general partner owning 1%. Losses are shared proportionate to each partner’s interest. As a limited partner, Lincoln’s losses are limited to its investment.

As you noted the general partner is responsible for funding deficits during the first three years. This is in the case that insufficient funds are available to pay all operating expenses of the project. After three years, all partners are responsible on a pro rata basis and in the case of Lincoln up to the amount of its investment.

As stated in our previous response, the general partner is the primary beneficiary with Lincoln expecting little or no economic benefit from the investment other than the expected tax benefits. Basically, Lincoln’s only rights and obligations under the limited partnership are to receive the tax benefits from its investment. In addition, only the general partner can admit additional limited partners or general partners and has control over all operating function of the partnership. As stated in paragraph 10 of SOP 78-9 based on the circumstances of this limited partnership, Lincoln should be using the equity method of accounting.

* * * * *

Craig Wilson
February 10, 2006

              We would be pleased to discuss our responses to your comments with you if you have any further questions. Please contact John Baer at 317-839-6539.

Sincerely,

/s/ Jerry R. Engle
Jerry R. Engle
President and Chief Executive Officer

/s/ John M. Baer
John M. Baer
Secretary and Treasurer

Exhibit A

Proposed Amended Disclosure To 2004 Form 10-K

Item 9A. Controls and Procedures.

An evaluation was carried out under the supervision and with the participation of the Holding Company’s management, including its Chief Executive Officer and Treasurer, of the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) of the Holding Company on a consolidated basis as of the end of the fourth quarter of the 2004 fiscal year covered by this report. Based on their evaluation, the Holding Company’s Chief Executive Officer and Treasurer, who is the Holding Company’s principal financial officer, have concluded that the Holding Company’s disclosure controls and procedures were ineffective as of the end of the fourth quarter of the 2004 fiscal year in ensuring that information required to be disclosed by the Holding Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and were not effectively designed to ensure that information required to be disclosed in those reports is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. In their evaluation, management identified a deficiency in internal controls over financial reporting, as described below, that constituted a material weakness.

The material weakness in internal control over financial reporting identified by management and our independent auditors was a lack of timely reconciliation of the primary correspondent account of Lincoln Bank, a wholly owned subsidiary of the Holding Company (the “Bank”), which had begun on November 1, 2004. Management reviewed this item with the Audit Committee of the Board and implemented the following procedures to timely reconcile the correspondent account: the Bank’s staff members received additional training and staffing levels were adjusted, we added edit checks to our processing system, we made changes to specifications of items being processed and we added processing procedure changes that dramatically reduced the number of exceptions being researched. As of March 9, 2005, the reconciliation of the correspondent account was current through December 31, 2004. Therefore, we believe that our disclosure controls and procedures are effective as of the filing of this Form 10-K. In addition, on April 11, 2005, we hired a Director of Accounting and Reporting to strengthen and oversee our accounting controls and disclosures as well as our internal and external reporting.

The Holding Company’s management, including its Chief Executive Officer and Treasurer, also have concluded that during the Holding Company’s fiscal quarter ended December 31, 2004, the changes made to remediate the material weakness described in the preceding paragraph were the only changes in the Holding Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Holding Company’s internal control over financial reporting.

Exhibit B

Proposed Amended Disclosure To Form 10-Q for Quarter Ended June 30, 2005

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. The Company’s chief executive officer and chief financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Sections 13a-15(e) and 15d-15(e) of the regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the most recent fiscal quarter covered by this quarterly report (the “Evaluation Date”), have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and are designed to ensure that information required to be disclosed in those reports is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in internal controls. There were no changes in the Company’s internal control over financial reporting identified in connection with the Company’s evaluation of controls that occurred during the Company’s last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibit C

Proposed Amended Disclosure for Form 10-Q for the Quarter Ended March 31, 2005

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. The Company’s chief executive officer and chief financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Sections 13a-15(e) and 15d-15(e) of the regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the most recent fiscal quarter covered by this quarterly report (the “Evaluation Date”), have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and are designed to ensure that information required to be disclosed in those reports is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in internal control over financial reporting. During the quarter ended March 31, 2005, a material weakness in the design of the Company’s internal control over financial reporting was identified in that there was a lack of timely reconciliation of the primary correspondent account of Lincoln Bank, a wholly owned subsidiary of the Company (the “Bank”), which had begun on November 1, 2004. Management reviewed this item with the Audit Committee of the Board and implemented the following procedures to timely reconcile the correspondent account: the Bank’s staff members received additional training and staffing levels were adjusted, we added edit checks to our processing system, we made changes to specifications of items being processed and we added processing procedure changes that dramatically reduced the number of exceptions being researched. The material weakness was remediated and the reconciliation of the correspondent account has been current since March 9, 2005. The Company’s management has concluded that these changes were the only changes in the Company’s internal controls over financial reporting during the quarter ended March 31, 2005, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibit D

Proposed Amended Disclosure for Form 10-Q for the Quarter Ended September 30, 2005

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. The Company’s chief executive officer and chief financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Sections 13a-15(e) and 15d-15(e) of the regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the most recent fiscal quarter covered by this quarterly report (the “Evaluation Date”), have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and are designed to ensure that information required to be disclosed in those reports is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting identified in connection with the Company’s evaluation of internal control over financial reporting that occurred during the Company’s last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.